UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company CNPJ no. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) announces to its shareholders and to the general market that, along with Itaú Unibanco S.A., Banco Santander (Brasil) S.A., Banco do Brasil S.A. and Caixa Econômica Federal, through its subsidiary Caixa Participações S.A., collectively referred to as the "Parties", signed, on this date, the final documents necessary for the constitution of the company Gestora de Inteligência de Crédito S.A. ("Company").

The control of the Company will be shared among the Parties, each of which will hold 20% of its share capital.

The Company's Board of Directors shall consist of members appointed by the Parties, and its Board of Officers will have exclusive dedication to the business, preserving the independent management of the company.

According to a Statement disclosed to the market on January 21, 2016, the Company will develop a database with the goal of adding, reconciling and dealing with database and credit-related information of individuals and legal entities, pursuant to the applicable rules. These activities will provide, through a deeper understanding of the profiles of individuals and legal entities, a significant improvement in the procedures of concession, pricing and routing of credit lines made by participants of the National Financial System, thus resulting in the improvement of the Country’s credit environment in the medium and long term prospects.

The Parties estimate that the Company will be fully operational in 2019.

The constitution of the Company reaffirms our confidence in the future of Brazil and of the credit market, creating conditions for a more solid and sustainable market.

Cidade de Deus, Osasco, SP, June 14, 2017

Banco Bradesco S.A.

Moacir Nachbar Junior

Executive Managing Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2017

BANCO BRADESCO S.A.

By:	/S/ Moacir Nachbar Junior
Moacir Nachbar Junior Executive Managing Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.